Exhibit 99.6

Transcript of Bill Nuti video sent to NCR employees on July 12, 2011

“Team, I’m here to announce a very exciting acquisition we just made, and you’ve heard me multiple times talk about vision to execution in our company and how important it is to stay focused on our vision, our corporate goals, our initiatives. This particular acquisition is right in line with what we’re going to do over the course of the next several years.

Today, we’ve announced the acquisition of Radiant. Radiant is a worldwide leader in hospitality solutions particularly focused on quick-service tableside restaurants, as well as a specialty retail space and, of course, convenience. You’ll also find them in many of the world’s largest petrol companies.

This particular acquisition for us is large; it’s significant. The acquisition is for over $1 billion, and what we get in return is a company who helps us to become a worldwide leader in a third core vertical market in hospitality. The good news is that Radiant is located 13 miles away from our corporate headquarters, so from an integration view and otherwise, it should be eased just in terms of geographic proximity, but more importantly, this acquisition is right in line with our strategic deployment goals as a company.

Look, we want to grow revenue. We’ve got a company here that’s growing in double digits, 15 percent, 20 percent top-line growth. We want to expand our margins. The margin structure of Radiant is in the mid-40s to high 40s, almost double NCR’s. And, of course, we want to continue to build a company focused on our core, which is self-service, and Radiant is a multichannel self-service company. In fact, more than that, they bring competencies for the company that we can leverage across all of our other industries, including software-as-a-service technology and great software depth and innovation and expertise.

Over the course of the next month you’ll hear a lot more from your manager with respect to Radiant, but I want to just kick off the day with this wonderful message, because as we continue to execute our plan in the company, I couldn’t be more excited about this one big step we’ve taken, a step, by the way, we haven’t taken for a few decades at NCR. So, we’re thrilled with this opportunity to bring Radiant into the NCR family. Over the course of, again, these next few days, look for messages from your manager and from the company so you can get a better understanding of this exciting acquisition.”

The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, NCR will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Radiant Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Radiant shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.